614-223-1648



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

November 1, 2000

American Electric Power Company, Inc., American Electric Power Service Corporation, Appalachian Power Company, Central Power and Light Company, Columbus Southern Power Company, Ohio Power Company, Southwestern Electric Power Company and West Texas Utilities Company hereby transmit an Application or Declaration on Form U-1.

Please contact either William E. Johnson, Esq. (614-223-1624) or me with any questions regarding this filing.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer
Assistant Secretary

                                                                   File No. 70-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                             APPLICATION-DECLARATION
                                       ON
                                    FORM U-1
                       ----------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------

                            APPALACHIAN POWER COMPANY
                    40 Franklin Road, Roanoke, Virginia 24011

                         CENTRAL POWER AND LIGHT COMPANY
          539 North Carancahua Street, Corpus Christi, Texas 78401-2802

                         COLUMBUS SOUTHERN POWER COMPANY
                     1 Riverside Plaza, Columbus, Ohio 43215

                               OHIO POWER COMPANY
                 301 Cleveland Avenue, S.W., Canton, Ohio 44702

                       SOUTHWESTERN ELECTRIC POWER COMPANY
               428 Travis Street, Shreveport, Louisiana 71156-0001

                          WEST TEXAS UTILITIES COMPANY
                  301 Cypress Street, Abilene, Texas 78601-5820
                  ---------------------------------------------
               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                         Susan Tomasky, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name and address of agent for service)


ITEM 1.  DESCRIPTION OF THE PROPOSED TRANSACTIONS

      A.   Introduction and Summary of the Proposed Transactions

      American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), American Electric Power Service Corporation ("AEPSC"), a service subsidiary of AEP, Appalachian Power Company ("APCo"), Central Power and Light Company ("CPL"), Columbus Southern Power Company ("CSPCo"), Ohio Power Company ("OPCo"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), (collectively, the "Operating Companies"), each a direct or indirect wholly owned public utility electric subsidiary of AEP, AEP Deregulated Holding Company, Inc. or LLC ("Holdco"), and AEP Regulated Holding Company, Inc. or LLC ("Regco") and one or more intermediate wholly owned utility holding company subsidiaries to be formed by AEP (collectively, "Applicants"), hereby file this application-declaration with the Securities and Exchange Commission ("Commission") under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the 1935 Act, and Rules 43(a), 44, 45, 46, 54, 90 and 91 thereunder.

      As part of the ongoing restructuring in the electric utility industry, CPL, SWEPCo and WTU have filed business separation plans with the Public
Utilities Commission of Texas ("PUCT") and OPCo and CSPCo have filed restructuring compliance plans with The Public Utilities Commission of Ohio ("PUCO"), each of which, among other things, separates all or most of the constituent company's jurisdictional generation assets from its transmission and distribution assets. SWEPCo has also filed a business separation plan with the Arkansas Public Service Commission ("APSC"). These restructuring plans have been either negotiated and/or contested and/or the subject of hearings. A copy of the PUCT restructuring order is attached hereto as Exhibit D-2; a copy of the PUCO restructuring order is attached hereto as Exhibit D-4. APCo must file a restructuring compliance plan with the Virginia State Corporation Commission ("VSCC") before December 31, 2000. APCo must also file a restructuring compliance plan with the West Virginia Public Service Commission ("WVPSC"), following the WVPSC's resolution of certain issues relating to restructuring generally under its jurisdiction. This file will be supplemented to the extent other jurisdictions in which the electric utility subsidiaries of AEP operate enact electric utility restructuring. It is expected that the restructuring compliance plans of any such utilities would conform to the broad outlines of the pattern of compliance presented in this filing.

      B.   Background

      Each of the Operating Companies is a vertically integrated electric utility that provides service to customers in parts of various respective states. As a public utility, each of the Operating Companies is subject to regulation in the state or states in which its customers are located. Additionally, the Federal Energy Regulatory Commission ("FERC"), under section 203 of the Federal Power Act,1 has jurisdiction over the sale, lease, or other disposition of each of the Operating Companies' utility assets. Additionally, FERC regulates the wholesale power transactions of each of the Operating Companies.

      C.   Regulatory Environment

           1.   Texas and Arkansas

           In June 1999 restructuring legislation was signed into law in Texas that will restructure the electric utility industry ("Texas Legislation"). The Texas Legislation, among other things:

o Gives customers of investor-owned utilities the opportunity to choose their electric provider beginning January 1, 2002;

o Provides for the recovery of regulatory assets and of other stranded costs through securitization and non-bypassable wires charges;

o    Requires reductions in nitrogen oxide and sulfur dioxide emissions;

o Provides a rate freeze until January 1, 2002 followed by a 6% rate reduction for residential and small commercial customers, an additional rate reduction for low-income customers and a number of customer protections;

o Sets an earnings test for the three years of rate freeze (1999 through 2001);

o Sets certain limits for ownership and control of generation capacity by companies; and

o Requires a filing after January 10, 2004 to finalize stranded costs (2004 true-up proceeding) including final fuel recovery balances, regulatory assets, certain environmental costs, accumulated excess earnings and other issues.

           Delivery of electricity will continue to be the responsibility of the local electric transmission and distribution utility company at regulated prices. Each electric utility must submit a plan to unbundle its business activities into a retail electric provider, a power generation company and a transmission and distribution utility.

           Legislation was enacted in 1999 in Arkansas that will ultimately restructure the electric utility industry ("Arkansas Legislation"). Major points of the Arkansas Legislation are:

o Retail competition begins January 1, 2002 but can be delayed until as late as June 30, 2003 by the APSC;

o Transmission facilities must be operated by an independent system operator if owned by a company which also owns generation assets;

o    Rates will be frozen for one to three years; and

o    Market power issues will be addressed by APSC.

           SWEPCo filed a business unbundling plan in Arkansas on June 30, 2000, a copy of which is attached hereto as Exhibit D-9.

           CPL, SWEPCo and WTU filed their business separation (unbundling) plan with the PUCT on January 10, 2000, a copy of which is attached hereto as Exhibit D-1. The filing provided a code of conduct and described (i) a financial and accounting functional separation but not a legal or structural separation; (ii) how operations will be physically separated and the functions they will perform; and (iii) competitive energy services. In March 2000, the PUCT ruled that the plan was not in compliance with the Texas Legislation and ordered revised plans be submitted to separate the generation business from the wires business into separate legal entities by January 1, 2002. In May 2000 a revised separation plan was filed, which the PUCT approved on July 7, 2000 in an interim order (Exhibit D-2).

           Under the Texas Legislation, electric utilities are allowed, with the approval of the PUCT, to recover stranded costs including generation-related regulatory assets that may not be recoverable in a future competitive market. The approved costs can be refinanced through securitization, which is a financing structure designed to provide lower financing costs than are available through conventional public utility financings. The securitized amounts plus interest are then recovered through a non-bypassable wires charge. In 1999, CPL filed an application with the PUCT to securitize approximately $1.27 billion of its retail generation-related regulatory assets and approximately $47 million in other qualified restructuring costs.

           On February 10, 2000, the PUCT tentatively approved a settlement, which will permit CPL to securitize approximately $764 million of net regulatory assets. The PUCT's order authorized issuance of up to $797 million of securitization bonds including the $764 million for recovery of net regulatory assets and $33 million for other qualified refinancing costs. The $764 million for recovery of net regulatory assets reflects the recovery of $949 million of regulatory assets offset by $185 million of customer benefits associated with accumulated deferred income taxes. CPL had previously proposed in its filing to flow these benefits back to customers over the 14-year term of the securitization bonds. The remaining regulatory assets originally requested by CPL in its 1999 securitization request has been included in a March 2000 filing with the PUCT, requesting recovery of an additional $1.1 billion of stranded costs. The March 2000 filing for $1.1 billion includes recovery of approximately $800 million of South Texas Project ("STP") nuclear plant costs included in utility plant on the Balance Sheet and previously identified as Excess Cost Over Market ("ECOM") by the PUCT for regulatory purposes. Hearings on this phase of the filing were completed in late October, 2000. A final determination on recovery will occur as part of the 2004 true-up proceeding and the total amount recoverable can be securitized.

           On April 11, 2000, four parties appealed the PUCT's securitization order to the Travis County District Court. One of these appeals challenges the ability to recover securitization charges under the Texas Constitution. CPL will not be able to issue securitization bonds until these appeals are resolved. The Supreme Court of Texas will hear oral arguments on this appeal on November 29, 2000. As a result, the securitization bonds are not likely to be issued until 2001.2

           CPL's recovery of generation-related regulatory assets and stranded costs are subject to a final determination by the PUCT in 2004. The Texas legislation provides that all such finally determined stranded costs will be recovered.

           Beginning January 1, 2002, fuel costs will not be subject to PUCT fuel reconciliation proceedings. Consequently, CPL, SWEPCo and WTU will file a final fuel reconciliation with the PUCT which reconciles their fuel costs through the period ending December 31, 2001. Any final fuel balances will be included for recovery in the 2004 true-up proceeding.

           2.   Ohio

           Comprehensive electric restructuring legislation was passed in Ohio in July 1999. Under the new law, all retail customers in Ohio can choose their electric supplier commencing January 1, 2001.

           The legislation deregulates electric generation and supply, with electric transmission and distribution continuing as regulated utility functions. Thus, as an incumbent Ohio electric utility, each of OPCo and CSPCo is required to separate its existing functions pertaining to competitive retail sale of generation service from those pertaining to transmission and distribution service. OPCo and CSPCo intend to comply with restructuring legislation by separating their respective generating assets from their respective transmission and distribution assets. Moreover, the legislation requires that utilities devise incentives to induce 20% of their electric loads by customer class to switch providers by halfway through the "market development period" (i.e., the transition period to full competition), but in no event later than December 31, 2003.

           Other provisions of the law include:

o A 5% cut in the generation component of rates for every residential customer beginning January 1, 2001.

o The establishment of a market development period beginning January 1, 2001 and ending no later than December 31, 2005.

o Utility rates otherwise are frozen for non-switching customers through the market development period.

o An opportunity to recover PUCO-approved transition costs over the market development period.


o An opportunity to recover PUCO-approved regulatory assets through December 31, 2010.

o The transfer of either ownership or control of transmission assets to an independent transmission entity before December 31, 2003.

o A requirement that incumbent utilities provide retail electric service to native load customers who decline to switch to different suppliers or who desire to return to service from the incumbent utility.

o The filing of a proposed transition plan by year-end 1999. The transition plan must include a rate unbundling plan, a corporate separation plan, an operational support plan, an employee assistance plan and a consumer education plan. The transition plan may also include a quantification of utility transition costs and an application to receive transition revenues. The PUCO is required to issue its order on the transition plan no later than October 31, 2000.

As required by the legislation, OPCo and CSPCo filed its proposed transition plan with the PUCO on December 30, 1999, a copy of which is filed herewith as Exhibit D-3. On March 28, 2000, the PUCO staff issued its report on the Applicants' transition plan filing. On May 8, 2000, a stipulation agreement between OPCo, CSPCo, the PUCO staff, the Ohio Consumers' Counsel and other concerned parties ("Stipulation Agreement") was filed with the PUCO for approval. The key provisions of the Stipulation Agreement are:

o Recovery of generation-related regulatory assets over seven years for OPCo and eight years for CSPCo through transition rates (frozen for the first five years of the recovery period) and a wires charge.

o A shopping incentive (a price credit) of 2.5 mills per kwh for the first 25% of CSPCo residential customers that switch suppliers. There is no comparable shopping incentive for OPCo customers.

o The absorption of $40 million by CSPCo and OPCo ($20 million per company) of consumer education, implementation and transition plan filing costs with deferral of the remaining costs, plus a carrying charge, as a regulatory asset for recovery in future distribution rates.

o The companies will make available a fund of up to $10 million to reimburse customers who chose to purchase their power from another company for certain transmission charges imposed by Pennsylvania-New Jersey-Maryland transmission organization (PJM) and/or a midwest independent system operator (Midwest ISO) on generation originating in the Midwest ISO or PJM areas.

o The statutory 5% reduction in the generation component of residential tariffs will remain in effect for the entire five year transition period.

o OPCo's and CSPCo's request for a $90 million gross receipts tax rider to recover duplicate excise tax will be litigated separately.

           Hearings on the Stipulation Agreement and the excise tax issue were held in June 2000. On September 28, 2000, the PUCO issued its Opinion and Order which approved the Stipulation Agreement (Exhibit D-4.) Also, the PUCO held that the companies' excise tax credit rider should become effective one year earlier than the companies had proposed, thus ending the rate recovery for the public utility excise tax a year earlier. CSPCo and OPCo intend to appeal the excise tax credit rider holding.

           3.   Virginia and West Virginia

                (a)  Virginia Restructuring

                Under a 1999 Virginia restructuring law a transition to choice of supplier for retail customers will commence on January 1, 2002 and be completed, subject to a finding by the VSCC that an effective competitive market exists by January 1, 2004 but not later than January 1, 2005.

                The Virginia restructuring law provides an opportunity for recovery of just and reasonable net stranded generation-related costs. The mechanisms in the Virginia law for stranded cost recovery are: a capping of incumbent utility transition rates until as late as July 1, 2007, and the application of a wires charge upon customers who may depart the incumbent utility in favor of an alternative supplier prior to the termination of the rate cap. The law provides for the establishment of capped rates prior to January 1, 2001 and establishment of a wires charge by the fourth quarter of 2001. Since APCo does not intend to request new rates, its current rates will become the capped rates. By December 31, 2000 APCo intends to file a corporate separation plan with the VSCC setting forth how APCo will meet the requirements of the Virginia restructuring law.

                (b)  West Virginia Restructuring Plan

                The WVPSC issued an order on January 28, 2000 approving an electricity restructuring plan. On March 11, 2000, the West Virginia legislature approved the restructuring plan by joint resolution. The joint resolution provides that the WVPSC cannot implement the plan until the legislature makes necessary tax law changes to preserve the revenues of the state and local governments.

                The  provisions of the  restructuring  plan provide for customer choice to begin on January 1,  2001,  or at a later date set by the WVPSC  after all necessary rules are in place (the "starting date"); deregulation of generation assets occurring on the starting date; functional separation of the generation, transmission and distribution businesses on the starting date and their legal corporate or structural separation no later than January 1, 2005; a transition period of up to 13 years, during which the incumbent utility must provide default service for customers who do not change suppliers unless an alternative default supplier is selected through a WVPSC-sponsored bidding process; capped and fixed rates for the 13-year transition period as discussed below; deregulation of metering and billing; a 0.5 mills per kwh wires charge applicable to all retail customers for the period January 1, 2001 through December 31, 2010 intended to provide for recovery of any stranded costs including net regulatory assets; and establishment by APCo of a rate stabilization deferral balance of $76 million by the end of year ten of the transition period to be used as determined by the WVPSC to offset market prices paid for electricity in the eleventh, twelfth, and thirteenth year of the transition period by residential and small commercial customers that do not choose an alternative supplier.

                Default rates for residential and small commercial customers are capped for four years after the starting date and then increase as specified in the plan for the next six years. In years eleven, twelve and thirteen of the transition period, the power supply rate shall equal the market price of comparable power. Default rates for industrial and large commercial customers are discounted by 1% for four and a half years, beginning July 1, 2000, and then increased at pre-defined levels for the next three years. After seven years the power supply rate for industrial and large commercial customers will be market based. APCo's Joint Stipulation Agreement, which was approved by the WVPSC on June 2, 2000 in connection with a base rate filing, also provides additional mechanisms to recover APCo's regulatory assets. Following the WVPSC's resolution of certain issues relating to restructuring generally under its jurisdiction APCo must file a restructuring compliance plan with the WVPSC.

           4.   Federal Energy Regulatory Commission

           Pursuant to Section 203 of the Federal Power Act, U.S.C. 824b (1994), and Part 33 of the FERC's regulations thereunder, 18 C.F.R. Part 33 (1999), the Operating Companies will file an application with the FERC. The application will request FERC's approval to transfer the assets of the Operating Companies and all action necessary to complete the contemplated restructuring.

      D.   Overview of Requested Authorizations

           1.   The Transaction

           AEP's corporate separation is designed to align the company's legal structure and business activities with the realities of a restructuring electric industry. Corporate separation responds to the changing laws, regulations and business requirements of the electric industry. AEP's realigned corporate legal structure complies with restructuring statutory and regulatory requirements and provides greater flexibility to conduct business. Earlier this year the affected Operating Companies filed respective Arkansas, Ohio and Texas business separation plans to comply with restructuring requirements in those states. The principles reflected in those filings are generally being applied to the entire system. This realignment consists of actual legal corporate separation of certain subsidiaries and companies of AEP, including the former CSW and its subsidiaries, and is not a functional reorganization of those entities. For a complete diagram of the final corporate structure sought by Applicants, please see Exhibit B-1 (the new corporate structure chart as of January 1, 2002).

                (a)  Formation and Capitalization of Regco

                AEP seeks authorization to form Regco, a first tier wholly owned corporation or limited liability company. Regco will be formed to hold utility subsidiaries of AEP that are subject to regulation by at least one state utility commission and foreign utility company subsidiaries also subject to regulation as to rates or tariffs. AEP proposes to make an initial capital contribution to Regco in an amount to be determined, in exchange for all of the common stock of, or limited liability interests in, Regco. AEP seeks authorization for Regco to issue, and for AEP to acquire, all of the common stock of, or limited liability interests in, Regco.

                (b)  Formation of Holdco

                AEP seeks authorization to form Holdco, a first tier wholly owned corporation or limited liability company. Holdco will be formed to hold utility and non-utility subsidiaries of AEP whose revenues derive from competitive, usually market-based, activity. AEP proposes to make an initial capital contribution to Holdco in an amount to be determined, in exchange for all of the common stock of, or limited liability interests in, Holdco. AEP seeks authorization for Holdco to issue, and for AEP to acquire, all of the common stock of, or limited liability interests in, Holdco.

           2.   Capitalization Ratios

           The Transaction, when completed, will not materially impact the consolidated debt/equity ratios of AEP. Moreover, the Operating Companies and AEP will not undertake to issue any debt or engage in any transaction if such action would result in the Operating Companies or the AEP consolidated system's debt/equity ratios falling below the Commission's debt/equity requirement of 30% common stock equity. If, in the unlikely event the required debt/equity ratio could not be maintained for one or more entities in the AEP consolidated system, Applicants seek a waiver of such debt/equity ratio requirement for up to two fiscal years.

      E.   Financing Plan

           1.   Preliminary considerations

           As noted, in connection with electric deregulation in their respective states, it is the current intention of the Operating Companies to separate all or most of their respective generation assets from their respective transmission and distribution assets. Applicants intend for Holdco to hold the subsidiaries owning generation assets and for Regco to hold (i) the subsidiaries owning transmission and distribution assets and (ii) the vertically integrated utility subsidiaries operating in states that are not restructuring. (See Exhibit B-1.) The assets would be separated in one or more transactions, as soon as reasonably practicable after receipt of necessary regulatory approvals and satisfaction of other conditions. AEP may engage a financial advisor to provide financial advice in connection with these transactions.

           The financing plan and actual transaction structures by which the assets would be separated have not been finalized, and therefore the discussion below posits a number of alternatives and is subject to corresponding contingencies and qualifications.

           In addition to these preliminary considerations, the following general observations apply. Regardless of which particular structure is used, there should be no material increase in AEP's consolidated debt. This reflects the basic fact that AEP already owns these assets, and is simply segregating direct title between the regulated and the nonregulated sides of its business. AEP believes that the asset transfers and associated financings would not themselves have any material adverse impact on the credit ratings of the Operating Companies and/or the entities owning, directly or indirectly, the assets which the Operating Companies currently own exclusively; rather, any such potential impact is a consequence of state deregulation and loss of monopoly supplier status.

           2.   Transaction structures

           There are two basic  transaction  structures  by which the  Operating
Companies  would  separate  their  respective   generation   assets  from  their
respective transmission and distribution assets (the "Transaction"):

                (a) Under the 'Sale Scenario', newly formed subsidiaries purchase either (i) generation or (ii) transmission and distribution assets, for cash and/or promissory notes or other consideration, from the Operating Companies.

                (b) Under the 'Spin-Off Scenario', the Operating Companies contribute (i) their respective generation or (ii) their transmission and distribution assets to newly formed subsidiaries for shares of stock or other equity securities of such subsidiaries.

                The Operating Companies would then distribute their investment in such subsidiaries to AEP by dividend or otherwise, which thereupon contributes such stock or other equity to Regco or Holdco. AEP expects that the distribution of entities owning utility assets of this magnitude in each instance could be a dividend out of "capital or unearned surplus" within the meaning of Rule 46 under the 1935 Act.

                Under both scenarios, Applicants intend to transfer the assets at net book value. The decision to use a particular transaction structure will depend, among other factors, on whether the transaction can be structured on a tax-deferred basis and other transaction costs.

                The  Operating   Companies  are   considering   both   potential
structures discussed above, as well as variations of each.

                (c)  Bridge financing

                Regardless of the ultimate structure adopted, AEP believes it may need to effect interim or 'bridge' financing, which could be in an aggregate amount equal to the value of the transferred assets.

                AEP expects that bridge financing may be useful to complete the transactions contemplated by this Application. For example, it is possible that the liens associated with the assets being transferred will need to be released before any such transfer can take place. However, proceeds from any financings by the Operating Companies to discharge the liens may not be available until the transfer of assets has taken place. Accordingly, it is possible that bridge financing would be required in order to facilitate the transfer of assets. A second possibility is that prevailing financing market conditions at the time of the transfer may be unattractive or even unavailable. A bridge financing commitment would allow the transfer of assets to proceed without being subject to the vagaries of the financial markets. Finally, other considerations, including regulatory, legal, tax, mortgage or accounting constraints, might dictate use of bridge financing, as an interim expedient.

                Regardless of the circumstances that might cause AEP to effect bridge financing, AEP would expect to replace such financing with more permanent financing as soon as reasonably practicable, reducing the debt at the AEP level and correspondingly increasing nonrecourse debt at the subsidiary level. Any impact of bridge financing on the overall consolidated capitalization is thus expected to be only temporary.

                (d)   Financing of Holdco and Regco

                Applicants anticipate that it will be necessary for Holdco and/or Regco to obtain financing in furtherance of the goals set forth in this Application and for other corporate objectives. Applicants will amend this filing to complete the record to the extent necessary for any such financings.

                (e)   Service Corporation Agreements

                Applicants anticipate that AEPSC will enter into a service agreement with one or more of the new entities contemplated by this Application. Applicants will amend this filing to complete the record to the extent necessary for any such agreements.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      Estimated fees and expenses expected to be incurred by Applicants in connection with the Transaction will be filed by amendment.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      The relevant standards for Commission review of this application under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the 1935 Act, and Rules 43(a), 44, 45, 46, 54, 90 and 91 thereunder.

      A.   Sections 9 & 10

      Section 9(a)(1) provides that unless the Commission under Section 10 has approved the acquisition, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Section 10(f) provides that:

      The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

      If the requirements of subsection (f) of this section are satisfied, the Commission shall approve the acquisition unless the Commission finds that:

           (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

           (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

           (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

      The Transaction, for the reasons set forth below, satisfy the standards of
Section 10 of the 1935 Act.

           1.   The Transaction Complies With State Law

           The Transaction complies with, or upon completion of the record shall comply with, applicable state laws on the matter of restructuring and the transfer of utility assets. Specifically, each Operating Company has structured the Transaction in response to state law and legislative mandate. The Transaction puts into effect the state regulatory and legislative determination that restructuring is in the public interest.

           The Transaction is reasonably incidental, economically necessary and appropriate to the operations of each Operating Company and the AEP system. Specifically, the Transaction will (a) allow Regco to continue to serve the needs of its regulated customers while positioning the AEP system for competition in the deregulated retail generation market; (b) segregate the transmission and distribution assets into rate-regulated subsidiaries; (c) allow each deregulated Operating Company to manage and operate its respective generating assets with due regard to market considerations; and, (d) increase the flexibility for financing activities on cost-effective terms that reflect the costs of capital for each area of business activity.

           2.   The Capital Structure Is Not Unduly Complicated

           The Transaction does not unduly complicate the capital structure of the AEP system. The capital structure of the AEP system on a consolidated basis will be essentially unchanged. The Transaction will tend toward the proper functioning of the AEP system in a partly deregulated, partly regulated operating environment. The Transaction results in a more economical and efficient system. The resulting increased efficiency of operations significantly offsets any perceived added complexity caused by the Transaction.3 For all of the foregoing reasons, the Transaction satisfies the requirements of, and is entirely consistent with the Act.

           3.   The Consideration is Fair and Reasonable

           The consideration to be paid in connection with the Transaction is fair and reasonable. Indeed, each state public utility commission has approved or will approve the corporate separation plan as it relates to its particular jurisdiction.

      B.   Section 12 & Rule 46

      Section 12(c) governs the proposed dividends for which authorization has been sought. Section 12(c) provides that:

      It shall be unlawful for any registered holding company or any subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to declare or pay any dividend on any security of such company or to acquire, retire, or redeem any security of such company, in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding-company systems, to safeguard the working capital of public-utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this chapter or the rules, regulations, or orders thereunder.

      AEP expects that the distribution of entities owning utility assets of this magnitude, in each instance could be a dividend out of "capital or unearned surplus" within the meaning of Rule 46 under the 1935 Act. Applicants believe that, in the overall context of the Transaction, neither shareholders, ratepayers nor the public will be adversely affected.4 The distributions will be structured as such in order to minimize the tax burden on the Applicants. The distributions are fundamentally necessary to effect the transfer of their respective generation or transmission and distribution assets to an affiliate in the AEP system in accordance with the relevant order of each respective state utility commission. The distributions will be the final step in the reorganization of the AEP system, in accordance with, and fulfillment of, the regulations and legislative policies and objectives that culminated in deregulation of and competition in electrical generation in each state, as described herein. The distributions are not intended to harm the interests of any Operating Company, successor or, ultimately, AEP. The AEP system will continue to own the assets transferred by such distributions. The regulated parts of the AEP system that are not subject to deregulation and competition will be owned directly by Regco. For these reasons, the proposed distributions are entirely consistent with the policies and principles behind Section 12 of the 1935 Act.

      C.   Section 13(b) Compliance

      Section 13(b) of the 1935 Act provides that:

      It shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated between such companies.

      Any transaction between AEPSC and any newly formed affiliates and any related service agreements shall be in compliance with section 13(b) of the 1935 Act and Rules 90 and 91 under the 1935 Act.

      D.   Rule 54 Compliance

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of June 30, 2000, AEP, through its subsidiaries, had an aggregate investment in EWGs and FUCOs of $1,920,829,000. This investment represents approximately 54.2% of $3,544,649,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended June 30, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the "100% Order") in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.

      As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of June 30, 2000, AEP's consolidated capitalization consisted of 36.2% common and preferred equity and 63.8% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's electric utility operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility operating subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($3,544,649,000) represented an increase of approximately $40,644,000 (or 1.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of its electric utility operating subsidiaries or their customers, or on the ability of state commissions to protect the electric utility operating subsidiaries or their customers.


ITEM 4.  REGULATORY APPROVAL

      The FERC must approve the sale of utility assets and other action contemplated in this Application. The VSCC and WVPSC must approve the corporate separation plans of APCo. The APSC must approve the business unbundling plan of SWEPCo.

      On July 7, 2000, the PUCT issued an order approving the corporate separation plan of CPL, SWEPCo and WTU (Exhibit D-2.) On September 28, 2000, the PUCO issued an order on each of OPCo and CSPCo's request to separate its generation assets from its transmission and generation assets. In that order, the PUCO approved the Stipulation Agreement requiring the separation of each of OPCo and CSPCo's generation assets from its transmission and distribution assets as determined in accordance with accepted PUCO procedures (Exhibit D-4). Orders of the other state commissions approving the corporate separation plans will be filed in subsequent amendments.


ITEM 5.  PROCEDURE

      It is requested that the Commission's order granting this Application or Declaration be issued on or before ____________. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      (a)   Exhibits:

           B-1            Form of Proposed AEP Structure (filed herewith on
                          Form SE)

           D-1            PUCT Application (to be filed by amendment)

           D-2            PUCT Order (to be filed by amendment)

           D-3            PUCO Application (to be filed by amendment)

           D-4            PUCO Order (to be filed by amendment)

           D-5            VSCC Application (to be filed by amendment)

           D-6            VSCC Order (to be filed by amendment)

           D-7            WVPSC Application (to be filed by amendment)

           D-8            WVPSC Order (to be filed by amendment)

           D-9            APSC Application (to be filed by amendment)

           D-10           APSC Order (to be filed by amendment)

           D-11           FERC Application(to be filed by amendment)

           D-12           FERC Order(to be filed by amendment)

           F              Opinion of Counsel(to be filed by amendment)

           H              Form of Notice

      (b)  Financial statements:

      Consolidated balance sheets as of June 30, 2000 and consolidated statements of income for the period ended June 30, 2000 of AEP, APCo, CPL, CSPCo, OPCo, SWEPCo and WTU. (Incorporated by reference from AEP's Form 10-Q for the period ended June 30, 2000, File No. 1-3525.)


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

      No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     APPALACHIAN POWER COMPANY
                     CENTRAL POWER AND LIGHT COMPANY
                     COLUMBUS SOUTHERN POWER COMPANY
                     OHIO POWER COMPANY
                     SOUTHWESTERN ELECTRIC POWER COMPANY
                     WEST TEXAS UTILITIES COMPANY

                          /s/ A. A. Pena
                          Treasurer


Dated:  October 27, 2000


                                                                     Exhibit G


                      UNITED STATES OF AMERICA
                             before the
                 SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /November   , 2000


-----------------------------------------------:
                                               :
In the Matter of                               :
                                               :
AMERICAN ELECTRIC POWER COMPANY, INC.          :
AMERICAN ELECTRIC POWER SERVICE CORPORATION    :
APPALACHIAN POWER COMPANY                      :
CENTRAL POWER AND LIGHT COMPANY                :
COLUMBUS SOUTHERN POWER COMPANY                :
OHIO POWER COMPANY                             :
SOUTHWESTERN ELECTRIC POWER COMPANY            :
WEST TEXAS UTILITIES COMPANY                   :
                                               :
File No. 70-                                   :
-----------------------------------------------:


      American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), American Electric Power Service Corporation ("AEPSC"), a service subsidiary of AEP, Appalachian Power Company ("APCo"), Central Power and Light Company ("CPL"), Columbus Southern Power Company ("CSPCo"), Ohio Power Company ("OPCo"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), (collectively, the "Operating Companies"), each a direct or indirect wholly owned public utility electric subsidiary of AEP, AEP Deregulated Holding Company, Inc. or LLC ("Holdco"), and AEP Regulated Holding Company, Inc. or LLC ("Regco") and one or more intermediate wholly owned utility holding company subsidiaries to be formed by AEP (collectively, "Applicants"), hereby file this application-declaration with the Securities and Exchange Commission ("Commission") under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the 1935 Act, and Rules 43(a), 44, 45, 46, 54, 90 and 91 thereunder.

      AEP's corporate separation is designed to align the company's legal structure and business activities with the realities of a restructuring electric industry. Corporate separation responds to the changing laws, regulations and business requirements of the electric industry. AEP's realigned corporate legal structure complies with restructuring statutory and regulatory requirements and provides greater flexibility to conduct business. Earlier this year the affected Operating Companies filed respective Arkansas, Ohio and Texas business separation plans to comply with restructuring requirements in those states. The principles reflected in those filings are generally being applied to the entire system. This realignment consists of actual legal corporate separation of certain subsidiaries and companies of AEP, including the former CSW and its subsidiaries, and is not a functional reorganization of those entities. For a complete diagram of the final corporate structure sought by Applicants, please see Exhibit B-1 (the new corporate structure chart as of January 1, 2002).

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by November __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.




--------
1 16 U.S.C. 824b(a) (1994).
2 See Central and South West Corporation, HCAR No. 27168, Order Authorizing Issuance of Securitization Bonds (April 20, 2000).
3 See Wisconsin's Environmental Decade, Inc. v SEC, 882 F.2d 523, 527 (D.C. Cir. 1989); Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990); Entergy Corp., HCAR No. 25136 (Aug. 27, 1990).
4 Ibid. The Commission, among other things, authorized the dividending of interests to Genco.